UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2026

Commission File Number: 001-42566

WF HOLDING LIMITED
(Translation of registrant’s name into English)

Lot 3893, Jalan 4D

Kg. Baru Subang

Seksyen U6, 40150 Shah Alam, Selangor, Malaysia
60-378471828
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Appointment of Co-CEO

On May 20, 2026, the Board of Directors of WF Holding Limited (the “Company”) appointed Leah Siang Ling as a Co-Chief Executive Officer of the Company and as a member of the Company’s Board of Directors. As the Co-Chief Executive Officer, Mr. Ling will serve alongside Chee Hoong Lew, who will continue as the Company’s Co-Chief Executive Officer.

Mr. Ling has a strong background in engineering and marketing. From April 2020 to April 2026, served as Operations Director at Gamuda Berhad, a leading engineering and infrastructure group in Malaysia founded in 1976 whose business scope covers civil engineering construction, real estate development and industrialized building systems, among other sectors. In this role, he was responsible for business development and strategy. Prior to that, from March 2010 to March 2020, he worked as Senior Project Manager at Nippon Electric Glass (Malaysia), an overseas subsidiary established in Malaysia in 1991 specializing in the manufacturing of high-tech precision glass. His responsibilities included project management and execution as well as market insight and development. Mr. Ling earned a Bachelor’s Degree in Engineering and Marketing from University of Technology Malaysia.

In connection with Mr. Ling’s Appointment, the Company has entered into an employment agreement and an indemnification agreement with Mr. Ling, which are attached to this report as Exhibits 10.1 and 10.2, respectively.

Mr. Ling was not appointed pursuant to any arrangement or understanding with any other person, does not have a family relationship with any of the Company’s directors or other executive officers, and has not engaged, since the beginning of the Company’s last fiscal year, nor proposes to engage, in any transaction in which the Company was or is a participant other than transactions that have been publicly disclosed by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2026	WF HOLDING LIMITED

/s/ Chee Hoong Lew
	Name:	Chee Hoong Lew
	Title:	Co-Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
10.1	Employment Agreement, dated May 20, 2026, between WF Holding Limited and Leah Siang Ling
10.2	Indemnification Agreement, dated May 20, 2026, between WF Holding Limited and Leah Siang Ling

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